Exhibit 12.1

Nationstar Mortgage

RATIO OF EARNINGS TO FIXED CHARGES

$ in thousands

	Year Ended December 31,
	2007	2008	2009	2010	2011
Calculation of income/(loss) from continuing before income taxes and fixed charges
Net income/(loss) from continuing operations	(284,478)	(157,610)	(80,877)	(9,914)	20,887
Fixed Charges	129,894	70,255	73,431	119,288	109,045

Earnings as adjusted	(154,584)	(87,355)	(7,446)	109,374	129,932

Calculation of fixed charges
Interest expense	118,553	65,548	69,883	116,163	105,375
Interest on lease obligations	11,341	4,707	3,548	3,125	3,670

Total fixed charges	129,894	70,255	73,431	119,288	109,045

Calculation of Earnings to Fixed Charges	(1.19)	(1.24)	(0.10)	0.92	1.19

Coverage deficiencies	284,478	157,610	80,877	9,914	—